SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                         PRG-SCHULTZ INTERNATIONAL, INC.
                       (Name of Filing Persons - (Issuer))

                 4-3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                         (Title of Class of Securities)

                                   743168 AA4
                      (CUSIP Number of Class of Securities)

                           Clinton McKellar, Jr., Esq.
                          General Counsel and Secretary
                         PRG-Schultz International, Inc.
                         600 Galleria Parkway, Suite 100
                           Atlanta, Georgia 30339-5986
                                 (770) 779-3900

                  (Name, Address and Telephone Number of Person
   Authorized to Receive Notice and Communications on Behalf of Filing Person)

                                   COPIES TO:

  B. Joseph Alley, Jr., Esq.                        Michael F. Walsh, Esq.
  Arnall Golden Gregory LLP                           W. Stuart Ogg, Esq.
     171 17th Street, N.W.                          Weil, Gotshal & Manges LLP
         Suite 2100                                     767 Fifth Avenue
    Atlanta, Georgia 30363                          New York, New York 10153
        (404) 873-8500                                    (212) 310-8000

                        CALCULATION OF FILING FEE*
====================================== =================================
        Transaction Valuation*              Amount of Filing Fee*
-------------------------------------- ---------------------------------
                   $                                  $
-------------------------------------- ---------------------------------
*Pursuant to General Instruction D of Schedule T-O, no filing fee is required.


[_]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         Filing Party:
Form or Registration No.:                       Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the
     results of the tender offer:                                       [_]

                         (Continued on following pages)

                                   SCHEDULE TO

     This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by PRG-Schultz International, Inc., a Georgia corporation (the "Company'),relating to a potential issuer tender offer of the Company to exchange certain new debt and equity securities of the Company in exchange for all its outstanding 4-3/4% Convertible Subordinated Notes due 2006. This Tender Offer Statement on Schedule TO is filed pursuant to the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended. The Company has not commenced any offer as of the date of this Schedule T-O.

     This communication is for informational purposes only and is not intended to serve as a solicitation to purchase securities. Any solicitation to purchase securities will be made only pursuant to an Offering Circular and Letter of Transmittal, which the Company expects to mail to noteholders and file with the Securities and Exchange Commission ("Commission") in January 2006. Before tendering notes, noteholders should read these documents carefully as they will contain important information. Noteholders will also be able to obtain copies of these and other documents filed with the Commission in connection with the tender offer for free at the Commission's website at www.sec.gov and from the Company.

ITEM 12  EXHIBITS.

99.(a)(5) Press Release of the Company, dated December 27, 2005.

                                  EXHIBIT INDEX


Exhibit Number           Description

99.(a)(5)                Press Release of the Company, dated December 27, 2005